EXHIBIT 99.1
US GAAP Press Release

Infosys Technologies (NASDAQ: INFY) Announces Results for the Quarter ended December 31, 2007

Infosys crosses US$ 3 billion in revenues in the first nine months

Q3 revenues grew sequentially by 6.1%

Revenues expected to grow 35.0% – 35.2% in Fiscal 2008

Bangalore, India – January 11, 2008

Highlights

Consolidated results for the quarter ended December 31, 2007

  Third quarter revenues at $ 1,084 million, up 32.0% from the corresponding quarter last fiscal
  Earnings per American Depositary Share (ADS) increased to $ 0.54* from $ 0.39 in the corresponding quarter last fiscal
  47 new clients were added during the quarter
  Gross addition of 11,683 employees (net 8,100) for the quarter
  88,601 employees as on December 31, 2007

* Excluding tax reversal of US$ 13 million, EPS will be US$ 0.52

California wage settlement

The Company has voluntarily settled with the California Division of Labor Standards Enforcement (DLSE) towards possible overtime payment to certain employees in California for a total amount of $ 26 million. The payment pertains to the last three years and such backwages will be paid to employees in due course.

Outlook for the quarter ending March 31, 2008 and the fiscal year ending March 31, 2008

  Consolidated revenues expected to be between $ 1,136 million and $ 1,142 million for the quarter ending March 31, 2008 (YoY growth of 31.6% – 32.3%) and between $ 4.17 billion and $ 4.18 billion for the fiscal year ending March 31, 2008 (YoY growth of 35.0% – 35.2%)
  Consolidated earnings per ADS expected to be $ 0.54 for the quarter ending March 31, 2008; (YoY growth of 17.4%)** and $ 2.02 for the fiscal year ending March 31, 2008; (YoY growth of 32.0%)***

** Including tax reversal of US$ 29 mn for the quarter ended March 31, 2007. Excluding the tax reversal the Earnings per ADS will be US$ 0.54 and US$ 0.41 for quarter ending March 31 2008 and 2007 respectively; YoY growth of 31.7%

*** Including tax reversal of US$ 25 mn in Fiscal 2008 and US$ 29 mn for Fiscal 2007. Excluding the tax reversal the Earnings per share will be US$ 1.98 and US$ 1.48 for Fiscal 2008 and 2007 respectively; YoY growth of 33.8%

Infosys Technologies Limited ("Infosys" or "the company") today announced financial results for its third quarter ended December 31, 2007. Revenues for the quarter aggregated $ 1,084 million, up 6.07% from $ 1,022 million for the quarter ended September 30, 2007.

“We see several opportunities for growth in the marketplace and have concluded several multi-year, multi-million deals during the quarter,” said S. Gopalakrishnan, CEO and Managing Director. “We believe that our ability to handle large, complex programs using the Global Delivery Model provides a compelling value proposition to global customers seeking efficiency in a challenging macro-environment.”

Infosys added 47 clients during the quarter and won repeat business from existing clients.

Infosys entered into a multi-year multimillion-dollar contract with a leading healthcare company to provide application services and testing support for a critical business platform. Besides potential cost savings of over $ 60 million for the client, the engagement offers benefits such as portfolio integration, knowledge management and a scalable support model. Infosys is also partnering with one of the leading providers of specialized, comprehensive Health Care Support solutions as well as another corporation that provides clinical laboratory services.

A leading European bank selected Infosys as a preferred supplier to reduce the cost of ownership of its application portfolio across business lines. A top global brokerage sought to better manage its IT budget with Infosys’ time-tracking database system. One of the world’s largest asset managers sought Infosys’ help to understand and allocate cost for its infrastructure services. A leading global bank used Infosys’ expertise to build an application to mine and assimilate distributed customer data. Infosys conducted an IT Effectiveness study to improve processes and architecture for one of the world’s largest investment banks.

“Cash and cash equivalents crossed US$ 2 billion,” said V. Balakrishnan, Chief Financial Officer. “We also crossed a significant milestone reaching US$ 1 billion in net profits in the last twelve months. The currency environment continues to be challenging.”

About Infosys Technologies Ltd.

Infosys (NASDAQ: INFY) defines, designs and delivers IT-enabled business solutions that help Global 2000 companies win in a flat world. These solutions focus on providing strategic differentiation and operational superiority to clients. With Infosys, clients are assured of a transparent business partner, world-class processes, speed of execution and the power to stretch their IT budget by leveraging the Global Delivery Model that Infosys pioneered. Infosys has over 88,000 employees in over 40 offices worldwide. Infosys is part of the NASDAQ-100 Index. For more information, visit www.infosys.com.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of our investments, risks and uncertainties regarding fluctuations in earnings, our ability to sustain our previous levels of profitability including on account of the appreciation of the Rupee against the US Dollar, UK Pound and Euro, our ability to manage growth, intense competition in information technology, business process outsourcing and consulting services including those factors which may affect our cost advantage, wage increases in India, our abi lity to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we have made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including o ur Annual Report on Form 20-F for the fiscal year ended March 31, 2007 and Quarterly Report on Form 6-K for the quarters ended June 30, 2007, September 30, 2007 and our other recent filings. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statements that may be made from time to time by or on our behalf.

Contact

Investor Relations	Shekar Narayanan, India +91 (80) 4116 7744 shekarn@infosys.com	Sandeep Mahindroo, USA +1 (646) 254 3133 sandeep_mahindroo@infosys.com
Media Relations	Bani Paintal Dhawan, India +91 (80) 2852 2408 Bani_Dhawan@infosys.com	Peter Mclaughlin, USA +1 (213) 268 9363 Peter_Mclaughlin@infosys.com

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets

(Dollars in millions except per share data)
	As of
	March 31, 2007	December 31, 2007
	(1)	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$ 1,403	$ 1,978
Investments in liquid mutual fund units	6	35
Trade accounts receivable, net of allowances	565	662
Unbilled revenue	74	136
Prepaid expenses and other current assets	48	63
Deferred tax assets	2	3
Total current assets	2,098	2,877
Property, plant and equipment, net	738	968
Goodwill	128	151
Intangible assets, net	20	28
Deferred tax assets	19	37
Advance income taxes	33	38
Other assets	37	45
Total Assets	$ 3,073	$ 4,144
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$ 6	$ 8
Income taxes payable	4	76
Client deposits	1	3
Unearned revenue	72	94
Other accrued liabilities	272	326
Total current liabilities	355	507
Non-current liabilities
Other non-current liabilities	1	—
Stockholders’ Equity
Common stock, $ 0.16 par value 600,000,000 equity shares authorized, Issued and outstanding – 571,209,862 and 571,553,937 as of March 31, 2007 and December 31, 2007 respectively	64	64
Additional paid-in capital	692	702
Accumulated other comprehensive income	90	365
Retained earnings	1,871	2,506
Total stockholders’ equity	2,717	3,637
Total Liabilities And Stockholders’ Equity	$ 3,073	$ 4,144
 (1) March 31, 2007 balances were obtained from audited financial statements

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

Unaudited Consolidated Statements of Income

(Dollars in millions except per share data)
	Three months ended December 31,		Nine months ended December 31
	2007	2006	2007	2006
Revenues	$ 1,084	$ 821	$ 3,034	$ 2,227
Cost of revenues	629	468	1,789	1,280
Gross profit	455	353	1,245	947
Operating Expenses:
Selling and marketing expenses	52	54	174	147
General and administrative expenses	89	64	243	183
Amortization of intangible assets	2	1	6	2
Total operating expenses	143	119	423	332
Operating income	312	234	822	615
Gain on sale of long-term investment	—	—	—	1
Other income, net	40	13	140	55
Income before income taxes and minority interest	352	247	962	671
Provision for income taxes	42	29	118	78
Income before minority interest	310	218	844	593
Minority interest	—	—	—	2
Net income	$ 310	$ 218	$ 844	$ 591
Earnings per equity share
Basic	$ 0.54	$ 0.39	$ 1.49	$ 1.07
Diluted	$ 0.54	$ 0.38	$ 1.48	$ 1.04
Weighted average equity shares used in computing earnings per equity share
Basic	568,512,968	554,200,798	568,421,831	552,043,540
Diluted	570,363,129	566,883,484	570,439,766	564,849,610